SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: September 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco SA: Media Release on Klaus J. Jacobs acquiring 6.8 mio Adecco SA shares from Jacobs Holding AG

Press Release

Klaus J. Jacobs acquires 6.8 million shares of Adecco S.A. from

Jacobs Holding AG

Value of the transaction is CHF 405 million, equivalent to 3.6% of

Adecco’s share capital

Chéserex, Switzerland – September 15, 2005: Adecco S.A., the world leader in Human Resource services, announced today that Klaus J. Jacobs, Co-Chairman of the Board of Directors of Adecco S.A., has advised that he has acquired 6’770’311 shares of the company from Jacobs Holding AG, the investment arm of the charitable Jacobs Foundation, for CHF 59.82 per share.

“With this investment, I confirm my commitment to Adecco and its growth opportunities in the future”, said Klaus J. Jacobs. With this transaction, Jacobs Holding AG is reducing its participation from 11.7% to 8.1%. Klaus J. Jacobs’ personal holding is now approximately 7 million shares.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 32,000 employees and over 6,500 offices in 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

For further information please contact:

Adecco Corporate Press Office

Press.office@adecco.com, Axel J. Schafmeister, Tel. +41 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 15 September 2005	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 15 September 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary